June 6, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Equity, L.P.
Annual Report on Form 10-K for the Year Ended August 31, 2007
File No. 1-32740

We refer to our letter dated May 30, 2008, which sets forth the responses of Energy Transfer Equity, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 19, 2008 with respect to the Annual Report on Form 10-K for the year ended August 31, 2007. In connection with our responses to the Staff’s comments and our filing of Amendment No. 1 to our Annual Report on Form 10-K/A, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 214-981-0724 if you have any questions or comments.

Sincerely,

/s/ John W. McReynolds

John W. McReynolds

President and Chief Financial Officer